# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KENNEDY-WILSON HOLDINGS, INC., CIK 0001408100
CUSIP: 489398107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 151 S. El Camino Drive, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 06/16/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000901819
Persons authorized to receive notices and communications: William J. McMorrow, 151 S. El Camino Drive, Beverly Hills, California (CA), 90212, (310) 887-6400; Gordon S. Moodie, Debevoise & Plimpton LLP, 66 Hudson Blvd E, New York, New York (NY), 10001, (212) 909-6946

## Reporting persons
- William J. McMorrow (CIK 0000901819): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- William J. McMorrow Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: KENNEDY-WILSON HOLDINGS, INC.
Address of issuer's principal executive offices: 151 S. El Camino Drive, Beverly Hills, California (CA), 90212
Comment: This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") is being filed with the Securities and Exchange Commission (the "SEC") on behalf of William J. McMorrow ("McMorrow") and the William J. McMorrow Revocable Trust (the "Trust", and, together with McMorrow, the "Reporting Persons") relating to shares of common stock, par value $0.0001 per share ("Common Stock") of Kennedy-Wilson Holdings, Inc., a Delaware corporation (the "Company" or "Issuer"). This Amendment amends and supplements the Schedule 13D filed by McMorrow with the SEC on December 4, 2009, as amended by Amendment No. 1 to Schedule 13D filed by McMorrow with the SEC on January 21, 2011, as amended by Amendment No. 2 to Schedule 13D filed by McMorrow with the SEC on December 4, 2025, as amended by Amendment No. 3 to Schedule 13D filed by McMorrow with the SEC on February 17, 2026 and as amended by Amendment No. 4 to the Schedule 13D filed by McMorrow with the SEC on March 17, 2026 (as so amended, the "Existing Schedules 13D"). Capitalized terms used in this Amendment No. 5 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedules 13D. Except as specifically amended hereby, items in the Existing Schedules 13D remain unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Existing Schedule 13D is hereby amended and supplemented to incorporated by reference the information set forth in Item 4 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following:

On June 16, 2026, the merger (the "Merger") contemplated by the Agreement and Plan of Merger, dated as of February 16, 2026, as amended on March 15, 2026 (the "Merger Agreement"), by and among Kennedy-Wilson Holdings, Inc., a Delaware corporation (the "Issuer"), Kona Bidco, LLC, a Delaware limited liability company ("Parent"), and Kona Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), was consummated. Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation. At the effective time of the Merger (the "Effective Time"), each share of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock") outstanding immediately prior to the Effective Time (other than Rollover Shares, Cancelled Shares and Dissenting Shares, each as defined in the Merger Agreement) was converted into the right to receive $10.90 per share in cash, without interest (the "Merger Consideration").

Pursuant to the rollover agreement (the "Rollover Agreement") entered into by McMorrow and the Trust with Parent, immediately prior to the Effective Time, all shares of Common Stock subject to the Rollover Agreement (the "Rollover Shares") held by McMorrow and the Trust were contributed to Parent (or its designee) in exchange for limited liability company units or other equity securities of Parent or its affiliates. All other shares of Common Stock beneficially owned by the Reporting Persons were converted into the right to receive the Merger Consideration at the Effective Time.

Following the consummation of the Merger, the Reporting Persons no longer beneficially own any shares of Common Stock. Each of the Reporting Persons retains an indirect equity interest in the surviving corporation through its ownership of limited liability company units of Parent.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock are incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described elsewhere in this Schedule 13D (including the information in Item 3 which is incorporated herein by reference), the Reporting Persons have effected no transactions in shares of Common Stock during the last sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On June 16, 2026, after the consummation of the Merger, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Item 6 of this Schedule 13D is hereby amended and restated to incorporate by reference the Information set forth in Item 4 of this Amendment No. 5.

## Signatures
- William J. McMorrow: /s/ William J. McMorrow, William J. McMorrow (06/16/2026)
- William J. McMorrow Revocable Trust: /s/ William J. McMorrow, Trustee, William J. McMorrow, Trustee (06/16/2026)